FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 28 July 2005


                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Holding(s) in Company sent to the London Stock Exchange on 28 July 2005








                                   SCHEDULE 10

                    NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

O2 plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company

Registered Name                                         Number of Shares

Chase Nominees Limited                                  2,336,300
Woolgate House
Coleman Street
London EC2P 2HD

Nortrust Nominees                                       1,999,500
155 Bishopsgate
London EC2M 3XS

Mellon Nominees (UK) Limited                            210,700
150 Buchanan Street
Glasgow G1 2DY

Capital International Limited

State Street Nominees Limited                           2,373,560
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                               46,614,602
Bank of New York
3 Birchin Lane
London
EC3V 9BY

Northern Trust                                          13,723,921
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Ltd                                      22,634,600
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                        1,372,200
5 Laurence
Poutney Hill
London EC4R OE

Bankers Trust                                           1,238,508
59 1/2 Southmark Street
2nd Floor
London SE1 OHH

Barclays Bank                                           1,182,100
Barclays Global Securities Services
8 Angel Court
London EC2R 7HT

Citibank London                                         3,024,369
11 Old Jewry
London EC2R 8D8

Morgan Guaranty                                         2,081,100
83 Pall Mall
London SW1Y 5ES

Nortrust Nominees                                       28,723,345
155 Bishopsgate
London EC2M 3XS

Royal Bank of Scotland                                  1,726,000
Regents House, 42 Islington High St
London N1 8XL

State Street Bank & Trust Co                            8,765,573

Citibank                                                777,669

Deutsche Bank AG                                        8,624,829
23 Great Winchester Street
London EC2P 2AX

HSBC Bank plc                                           6,319,789
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

Mellon Bank N.A.                                        3,718,100
London Branch
London

Northern Trust AVFC                                     1,247,714
South Africa

KAS UK                                                  172,500
Kass Associate
PO Box 178
1000 AD Amsterdam

Mellon Nominees (UK) Ltd                                937,200
150 Buchanan Street
Glasgow G1 2DY

Bank One London                                         1,749,900

Clydesdale Bank plc                                     96,200

Capital International S.A.:

Band of New York Nominees                               117,400
Bank of New York
3 Birchin Lane
London EC3V 9BY

Chase Nominees Limited                                  4,177,877
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                        42,300
5 Laurence
Poutney Hill
EC4R OE

Royal Bank of Scotland                                  238,100
Regents House
42 Islington High Street
London N1 8XL

Lloyds Bank                                             152,800
Central Settlement Section
Branches Stock Office
34 Threadneedle Street
London

Citibank NA                                             94,000
Toronto

HSBC Bank plc                                           782,800
Securities Services
Mariner House
Pepys Street
Lndon EC3N 4DA

Capital International, Inc.:

State Street Nominees Limited                           6,937,313
Canary Wharf
27th floor, 1 Canada Square
London E14 5AF

Bank of New York Nominees                               2,849,229
Bank of New York
3 Birchin Lane
London EC3V 9BY

Northern Trust                                          199,100
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

Chase Nominees Limited                                  10,462,324
Woolgate House
Coleman Street
London EC2P 2HD

Midland Bank plc                                        180,900
5 Laurence
Poutney Hill
London EC4R 0E

Bankers Trust                                           65,900
59 1/2 Southmark Street
2nd Floor
London SE1 0HH

Citibank London                                         134,300
11 Old Jewry
London EC2R 8DB

Nortrust Nominees                                       783,500
155 Bishopsgate
London EC2M 9XS

State Street Bank & Trust Co.                           2,315,994
Citibank 126,600

Citibank NA                                             1,569,806
Toronto

HSBC Bank plc                                           156,674
Securities Services
Mariner House
Pepys Street
London EC3N 4DA

JP Morgan Chase Bank                                    393,400

Capital Research and Management Company:

State Street Nominees Limited                           277,402,000
Canary Wharf
27th Floor, 1 Canada Square
London E14 5AF

Chase Nominees Limited                                  123,718,000
Woolgate House
Coleman Street
London
EC2P 2HD

State Street Bank & Trust Co.                           357,500

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

33,161,914

8. Percentage of issued class

0.38%

9. Class of security

Ordinary shares of 0.1p each

10. Date of transaction

26 July 2005 - Date of Section 198 Notification

11. Date company informed

27 July 2005

12. Total holding following this notification

594,917,096

13. Total percentage holding of issued class following this notification

6.822%

14. Any additional information

Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries

Timothy Maw - 01753 628 293

16. Name and signature of authorised company official responsible for making this notification

Timothy Maw

Date of notification

28 July 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.


                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 28 July 2005                      By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary